EXHIBIT 21

Subsidiaries of the Registrant	State of Incorporation
1) Spacehab Orbital Transportation, Inc.	Delaware
2) Astrogenetix, Inc.	Delaware
3) 1st Detect Corporation	Delaware
4) 1st Detect Security and Detection Corporation 5) Medikinetix, Inc.	Delaware
5) Medikinetix, Inc.	Delaware
6) Astral Images Corporation	Delaware
7) Astrotech Technologies, Inc.	Delaware